Exhibit 99.1
February 17, 2010
Mr. John Williams
Endeavour International Corporation
114 St. Martin’s Lane
London WC2N 4BE
United Kingdom
Dear Mr. Williams:
In accordance with your request, we have audited the estimates prepared by Endeavour International Corporation (Endeavour), as of December 31, 2009, of the proved reserves and future revenue to the Endeavour interest in certain oil and gas properties located in the United Kingdom and the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Endeavour. Endeavour’s estimates of future revenue for the audited properties exclude the company’s abandonment liability for developed fields for which there are no associated proved reserves. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for Endeavour’s use in filing with the SEC.
The following table sets forth Endeavour’s estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves			Future Net Revenue ($)
	Oil	NGL	Gas		Present Worth
Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%
Proved Developed Producing	1,211,755	26,347	4,457,678	37,279,400	37,529,700
Proved Developed Non-Producing	150,351	0	4,578,226	25,571,300	23,712,300
Proved Undeveloped	1,973,070	4,923	80,063,968	85,655,100	13,079,600

Total Proved	3,335,175	31,271	89,099,888	148,505,800	74,321,600
Totals may not add because of rounding.
The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Endeavour are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Endeavour’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Endeavour in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Endeavour.
The estimates shown herein are for proved reserves. As requested, Endeavour’s estimates of probable and possible reserves that exist for these properties have not been included. Endeavour’s estimates do not include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Endeavour has included estimates of proved undeveloped reserves for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators’ declared intent to drill these wells, as evidenced by Endeavour’s internal budget and reserves estimates. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil and NGL prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For United Kingdom properties, the average Dated Brent price of $60.40 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For United States properties, the average West Texas Intermediate price of $61.08 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. All oil and NGL prices are held constant throughout the lives of the properties.
Gas prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For United Kingdom properties, the average National Balancing Point spot price of 31.81 pence per therm (equivalent to $4.96 per MMBTU) is adjusted by field for energy content, transportation fees, and regional price differentials. For United States properties, the average Henry Hub spot price of $3.86 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All gas prices are held constant throughout the lives of the properties.
Lease and well operating costs used by Endeavour are based on historical operating expense records. These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Endeavour are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. Endeavour’s estimates of capital costs are included as required for workovers, new development wells, production equipment, and abandonment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.
It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Endeavour with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Endeavour’s overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Endeavour, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By:	/s/ C.H. Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Derek F. Newton Derek F. Newton, P.E. 97689	By:	/s/ David E. Nice David E. Nice, P.G. 346
	Vice President		Vice President

Date Signed: February 17, 2010		Date Signed: February 17, 2010
DFN: JLM